Exhibit 99.1

ZHONGCHAO INC.

(an exempted company with limited liability incorporated and registered in the Cayman Islands)
(NASDAQ: ZCMD)

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT an extraordinary general meeting of shareholders (the “Meeting”) of Zhongchao Inc. (the “Company”) will be held on June 18, 2026, at 9:00 a.m., Eastern Time, at the offices of Robinson & Cole LLP located at 666 Third Avenue, 20th Floor, New York, NY 10017, for the purposes of considering the following proposals:

1.	Proposal No. 1 — The Share Capital Increase Proposal: to consider and, if thought fit, pass the following ordinary resolution:

It is resolved, as an ordinary resolution, that the authorised share capital of the Company be immediately increased from US$20,000,000 divided into 72,580,645.16129030 Class A ordinary shares with a par value of US$0.248 each and 8,064,516.12903226 Class B ordinary shares with a par value of US$0.248 each to US$10,000,000,000 divided into 36,290,322,580.64520 Class A ordinary shares with a par value of US$0.248 each and 4,032,258,064.51613 Class B ordinary shares with a par value of US$0.248 each (the “Share Capital Increase”).

2.	Proposal No. 2 — The Share Capital MoA Amendment Proposal: to consider and, if thought fit, pass the following special resolution:

It is resolved as a special resolution that, subject to and immediately following the Share Capital Increase being effected, the Company adopt an amended and restated memorandum of association in the form as set forth in Annex A to the proxy statement in substitution for, and to the exclusion of, the Company’s existing memorandum of association, to reflect the Share Capital Increase.

3.	Proposal No. 3 — The Share Consolidation Proposal: to consider and, if thought fit, pass the following ordinary resolution:

It is resolved as an ordinary resolution that:

a.	conditional upon the approval of the board of directors of the Company (the “Board”) in its sole discretion, with effect as of the date the Board may determine (the “Effective Date”):

(i)	the authorised, issued, and outstanding Class A ordinary shares and Class B ordinary shares of the Company (collectively, the “Shares”) be consolidated at any one time or multiple times during a period of up to three years of the date of the Meeting, at the exact consolidation ratio and effective time as the Board may determine in its sole discretion, provided always that the accumulated consolidation ratio for all such share consolidation(s) (together, “Share Consolidations,” and each a “Share Consolidation”) shall not be less than 2:1 nor greater than 250:1, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company’s memorandum and articles of association;

(ii)	no fractional Shares be issued in connection with the Share Consolidation(s) and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon the Share Consolidation(s), the total number of Shares to be received by such shareholder be rounded up to the next whole Share; and

(iii)	any change to the Company’s authorised share capital in connection with, and as necessary to effect, the Share Consolidation(s) be and is hereby approved, such amendment to be determined by the Board in its sole discretion; and

b.	any one director or officer of the Company be and is hereby authorised, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out and give effect to the Share Consolidation(s), if and when deemed advisable by the Board in its sole discretion.

.4.	Proposal No. 4 — The Share Consolidation M&A Amendment Proposal: to consider and, if thought fit, pass the following special resolution:

It is resolved as a special resolution that, subject to and immediately following each Share Consolidation being effected, the Company adopt an amended and restated memorandum and articles of association in substitution for, and to the exclusion of, the Company’s existing memorandum and articles of association, to reflect such Share Consolidation.

5.	Proposal No. 5 — The Adjournment Proposal: to consider and, if thought fit, pass the following ordinary resolution:

It is resolved, as an ordinary resolution, to adjourn the Meeting to a later date or dates or sine die, if necessary or desirable, in the opinion of the directors, to permit further solicitation and vote of proxies if, at the time of the Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.

The Board of Directors has fixed the close of business on June 9, 2026 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the Meeting or any adjournment thereof. Only holders of ordinary shares of the Company on the Record Date are entitled to receive notice of and to vote at the Meeting or any adjournment thereof.

Any shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote on such shareholder’s behalf. A proxy need not be a shareholder of the Company.

Shareholders may obtain a copy of the proxy materials from the Company’s website at http://izcmd.com or by submitting a request to ir@izcmd.com.

The accompanying proxy statement forms part of this notice of extraordinary general meeting of shareholders.

By Order of the Board of Directors,

/s/ Weiguang Yang
Weiguang Yang
Chairman of the Board of Directors

June 9, 2026

ZHONGCHAO INC.
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
June 18, 2026
9:00 a.m., Eastern Time

PROXY STATEMENT

The board of directors (the “Board”) of Zhongchao Inc. (the “Company”) is soliciting proxies for the extraordinary general meeting of shareholders (the “Meeting”) of the Company to be held on June 18, 2026, at 9:00 a.m. Eastern Time, at the offices of Robinson & Cole LLP located at 666 Third Avenue, 20th Floor, New York, NY 10017 and any adjournment thereof.

Only holders of the Shares (as defined below) of record at the close of business on June 9, 2026 (the “Record Date”) are entitled to attend and vote at the Meeting or at any adjournment thereof. One or more shareholders holding Shares which carry in aggregate (or representing by proxy) not less than one-third of all votes attaching to all Shares in issue and entitled to vote at such general meeting, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorised representative, shall be a quorum. When counting the quorum and for the purpose of passing resolutions at the Meeting, each issued and outstanding Class A ordinary share of par value of US$0.248 (the “Class A Ordinary Shares”) in the capital of the Company has one vote and each issued and outstanding Class B ordinary share of par value of US$0.248 (the “Class B Ordinary Shares”) in the capital of the Company has one thousand votes.

Any shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote on such shareholder’s behalf. A proxy need not be a shareholder of the Company. Each holder of the Company’s Class A Ordinary Shares shall be entitled to one vote in respect of each Class A Ordinary Share held by such holder on the Record Date. Each holder of the Company’s Class B Ordinary Shares shall be entitled to one thousand votes in respect of each Class B Ordinary Share held by such holder on the Record Date.

PROPOSALS TO BE VOTED ON

At the Meeting, resolutions will be proposed as follows:

1.	Proposal No. 1 — The Share Capital Increase Proposal: to consider and, if thought fit, pass the following ordinary resolution:

It is resolved, as an ordinary resolution, that the authorised share capital of the Company be immediately increased from US$20,000,000 divided into 72,580,645.16129030 Class A ordinary shares with a par value of US$0.248 each and 8,064,516.12903226 Class B ordinary shares with a par value of US$0.248 each to US$10,000,000,000 divided into 36,290,322,580.64520 Class A ordinary shares with a par value of US$0.248 each and 4,032,258,064.51613 Class B ordinary shares with a par value of US$0.248 each (the “Share Capital Increase”).

2.	Proposal No. 2 — The Share Capital MoA Amendment Proposal: to consider and, if thought fit, pass the following special resolution:

It is resolved as a special resolution that, subject to the Share Capital Increase being approved and effected, the Company adopt an amended and restated memorandum and articles of association, substantially in the form as set forth in Annex A to this proxy statement (the “A&R MoA”), in substitution for, and to the exclusion of, the Company’s existing memorandum and articles of association, to reflect the Share Capital Increase.

3.	Proposal No. 3 — The Share Consolidation Proposal: to consider and, if thought fit, pass the following ordinary resolution:

It is resolved as an ordinary resolution that:

a.	conditional upon the approval of the board of directors of the Company (the “Board”) in its sole discretion, with effect as of the date the Board may determine (the “Effective Date”):

(i)	the authorised, issued, and outstanding Class A ordinary shares and Class B ordinary shares of the Company (collectively, the “Shares”) be consolidated at any one time or multiple times during a period of up to three years of the date of the Meeting, at the exact consolidation ratio and effective time as the Board may determine in its sole discretion, provided always that the accumulated consolidation ratio for all such share consolidation(s) (together, “Share Consolidations,” and each a “Share Consolidation”) shall not be less than 2:1 nor greater than 250:1, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company’s memorandum and articles of association;

(ii)	no fractional Shares be issued in connection with the Share Consolidation(s) and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon the Share Consolidation(s), the total number of Shares to be received by such shareholder be rounded up to the next whole Share; and

(iii)	any change to the Company’s authorised share capital in connection with, and as necessary to effect, the Share Consolidation(s) be and is hereby approved, such amendment to be determined by the Board in its sole discretion; and

b.	any one director or officer of the Company be and is hereby authorised, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out and give effect to the Share Consolidation(s), if and when deemed advisable by the Board in its sole discretion.

4.	Proposal No. 4 — The Share Consolidation M&A Amendment Proposal: to consider and, if thought fit, pass the following special resolution:

It is resolved as a special resolution that, subject to and immediately following each Share Consolidation being effected, the Company adopt an amended and restated memorandum and articles of association in substitution for, and to the exclusion of, the Company’s then existing memorandum and articles of association, to reflect such Share Consolidation.

5.	Proposal No. 5 — The Adjournment Proposal: to consider and, if thought fit, pass the following ordinary resolution:

It is resolved, as an ordinary resolution, to adjourn the Meeting to a later date or dates or sine die, if necessary or desirable, in the opinion of the directors, to permit further solicitation and vote of proxies if, at the time of the Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals(such proposal, the “Adjournment Proposal”).

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” PROPOSALS NO. 1, NO. 2, NO. 3, NO. 4 AND NO. 5.

VOTING PROCEDURE FOR HOLDERS OF ORDINARY SHARES

Shareholders entitled to vote at the Meeting may do so either in person or by proxy. Those shareholders who are unable to attend the Meeting are requested to read, complete, sign, date, and return the attached proxy card (or appoint your proxy via the internet) in accordance with the instructions set out therein.

ANNUAL REPORT TO SHAREHOLDERS

Pursuant to NASDAQ’s Marketplace Rules which permit companies to make available their annual report to shareholders on or through the company’s website, the Company posts its annual reports on the Company’s website. The annual report for the year ended April 3, 2026 (the “2025 Annual Report”) has been filed with the U.S. Securities and Exchange Commission. The Company adopted this practice to avoid the considerable expense associated with mailing physical copies of such report to record holders. You may obtain a copy of our 2025 Annual Report to shareholders by visiting the “Annual Results” heading under the “Financial Info” section of the Company’s website at http://izcmd.com. If you want to receive a paper or email copy of the Company’s 2025 Annual Report to shareholders, you must request one. There is no charge to you for requesting a copy. Please make your request for a copy to the Investor Relations department of the Company, at ir@izcmd.com.

QUESTIONS AND ANSWERS ABOUT THESE PROXY MATERIALS

What is the difference between holding shares as a shareholder of record and as a beneficial owner?

Certain of our shareholders hold their shares in an account at a brokerage firm, bank or other nominee holder, rather than holding share certificates in their own name. As summarized below, there are some distinctions between shares held of record and those owned beneficially.

Shareholder of Record/Registered Shareholders

If, on the Record Date, your shares were registered directly in your name with our transfer agent, Transhare Corporation, you are a “Shareholder of Record” who may vote at the Meeting, and we are sending these proxy materials directly to you. As the Shareholder of Record, you have the right to direct the voting of your shares by returning the enclosed proxy card to us or appointing your proxy via the internet or to vote in person at the Meeting. Whether or not you plan to attend the Meeting, please read, complete, sign, date, and return the attached proxy card (or appoint your proxy via the internet) in accordance with the instructions set out therein to ensure that your vote is counted.

Beneficial Owner

If, on the Record Date, your shares were held in an account at a brokerage firm or at a bank or other nominee holder, you are considered the beneficial owner of shares held “in street name,” and these proxy materials are likely being forwarded to you by your broker or nominee who is considered the Shareholder of Record for purposes of voting at the Meeting. As the beneficial owner, it is likely that you have the right to direct your broker on how to vote your shares and to attend the Meeting. However, since you are not the Shareholder of Record, you may not vote these shares unless you receive a valid proxy from your brokerage firm, bank or other nominee holder. To obtain a valid proxy, you must make a special request of your brokerage firm, bank or other nominee holder.

How do I vote?

If you were a Shareholder of Record of the Company’s Ordinary Shares on the Record Date, you may vote in person at the Meeting or by submitting a proxy. Each Class A Ordinary Share that you own in your name entitles you to one vote and each Class B Ordinary Share that you own in your name entitles you to one thousand votes, respectively, in each case, on the applicable proposals.

(1) You may submit your proxy by mail or via the internet. You may submit your proxy by mail by completing, signing and dating your proxy card and returning it in the enclosed, postage-paid and addressed envelope. You may also appoint a proxy via the internet by following the instructions on your proxy card. If we receive your duly completed proxy card at least 24 hours prior to the commencement of the Meeting (or any adjourned meeting) your shares will be voted:

●	as you instruct; and

●	at the discretion of your nominated proxy if a proposal comes up for a vote at this Meeting that is not on the proxy card.

We encourage you to examine your proxy card closely to make sure you are voting all of your shares in the Company.

If you return a signed proxy card, but do not provide voting instructions, your shares will be voted at the discretion of your nominated proxy. If you return a signed proxy card, but do not nominate a proxy, the Chairman of the Meeting will be appointed as your proxy. If the Chairman is appointed as your proxy and you do not provide voting instructions, your shares will be voted:

●	FOR the Share Capital Increase Proposal;

●	FOR the Share Capital MoA Amendment Proposal;

●	FOR the Share Consolidation Proposal;

●	FOR the Share Consolidation M&A Amendment Proposal;

●	FOR the Adjournment Amendment Proposal; and

●	according to the discretion of the Chairman if a proposal comes up for a vote at the Meeting that is not on the proxy card.

(2) You may vote in person at the Meeting. We will pass out written ballots to any Shareholder of Record who wants to vote at the Meeting.

If I plan on attending the Meeting, should I return my proxy card?

Yes. Whether or not you plan to attend the Meeting, after carefully reading and considering the information contained in this proxy statement, please complete and sign your proxy card. Then return the proxy card in the pre-addressed, postage-paid envelope provided herewith as soon as possible so your shares may be represented at the Meeting. You may also appoint a proxy via the internet by following the instructions on your proxy card. To be valid, your proxy card must be received by the Company no later than 24 hours prior to the commencement of the Meeting.

May I change my mind after I return my proxy?

Yes. You may revoke your proxy and change your vote at any time before the polls close at this Meeting. You may do this by:

●	sending a written notice to the Secretary of the Company at the Company’s executive offices stating that you would like to revoke your proxy of a particular date;

●	signing another proxy card with a later date and returning it in accordance with the instructions set out therein so as to be received at least 24 hours before the commencement of this Meeting; or

●	attending this Meeting and voting in person.

What does it mean if I receive more than one proxy card?

You may have multiple accounts at the transfer agent and/or with brokerage firms. Please sign and return all proxy cards to ensure that all of your shares are voted.

What happens if I do not indicate how to vote my proxy?

If you return a signed proxy card, but do not provide voting instructions, your shares will be voted at the discretion of your nominated proxy. If you return a signed proxy card, but do not nominate a proxy, the Chairman of the Meeting will be appointed as your proxy. If the Chairman is appointed as your proxy and you do not provide voting instructions, your shares will be voted:

●	FOR the Share Capital Increase Proposal;

●	FOR the Share Capital MoA Amendment Proposal;

●	FOR the Share Consolidation Proposal;

●	FOR the Share Consolidation M&A Amendment Proposal;

●	FOR the Adjournment Amendment Proposal; and

●	according to the discretion of the Chairman if a proposal comes up for a vote at the Meeting that is not on the proxy card.

Will my shares be voted if I do not sign and return my proxy card?

If you do not sign and return your proxy card or appoint a proxy via the internet, your shares will not be voted unless you vote in person at this Meeting.

How many votes are required to approve the Share Capital Increase Proposal?

The adoption of the Share Capital Increase Proposal requires shareholders to pass an ordinary resolution, being a resolution passed by a simple majority of the votes cast by the holders of Class A Ordinary Shares and Class B Ordinary Shares entitled to vote in person or by proxy at the Meeting.

How many votes are required to adopt the Share Capital Amended MoA?

The proposal to adopt the A&R MoA attached as Annex A hereto requires shareholders to pass a special resolution, being a resolution passed by a majority of at least two-thirds of the votes cast by the holders of Class A Ordinary Shares and Class B Ordinary Shares entitled to vote in person or by proxy at the Meeting.

How many votes are required to approve the Share Consolidation Proposal?

The adoption of the Share Consolidation Proposal requires shareholders to pass an ordinary resolution, being a resolution passed by a simple majority of the votes cast by the holders of Class A Ordinary Shares and Class B Ordinary Shares entitled to vote in person or by proxy at the Meeting.

How many votes are required to approve the Share Consolidation M&A Amendment Proposal?

The adoption of the Share Consolidation M&A Amendment Proposal requires shareholders to pass a special resolution, being a resolution passed by a majority of at least two-thirds of the votes cast by the holders of Class A Ordinary Shares and Class B Ordinary Shares entitled to vote in person or by proxy at the Meeting.

How many votes are required to approve the Adjournment Proposal?

The proposal to adjourn the Meeting to a later date or dates or sine die, if necessary or desirable, in the opinion of the directors, to permit further solicitation and vote of proxies if, at the time of the Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals, requires an ordinary resolution. An ordinary resolution is a resolution passed by a simple majority of the votes cast by the holders of Class A Ordinary Shares and Class B Ordinary Shares entitled to vote in person or by proxy at the Meeting.

Are any of the proposals conditioned on one another?

The Share Capital MoA Amendment Proposal is conditional upon the Share Capital Increase Proposal being approved by shareholders.

The Share Consolidation M&A Amendment Proposal is conditional upon the Share Consolidation Proposal being approved by shareholders.

Is my vote kept confidential?

Proxies, ballots and voting tabulations identifying shareholders are kept confidential and will not be disclosed, except as may be necessary to meet legal requirements.

Where do I find the voting results of this Meeting?

We will announce voting results at this Meeting and also file a Current Report on Form 6-K with the Securities and Exchange Commission (the “SEC”) reporting the voting results.

Who can help answer my questions?

You can contact Pei Xu via email ir@izcmd.com or by sending a letter to the offices of the Company at Room 2504, OOCL Plaza, 841 Yan’an Middle Road, Jing’An District, Shanghai, People’s Republic of China 200040 with any questions about proposals described in this proxy statement or how to execute your vote.

PROPOSAL NO. 1
THE SHARE CAPITAL INCREASE PROPOSAL

To consider and approve a proposal for the Company to increase its authorized share capital of the Company from US$20,000,000 divided into 72,580,645.16129030 Class A ordinary shares with a par value of US$0.248 each and 8,064,516.12903226 Class B ordinary shares with a par value of US$0.248 each to US$10,000,000,000 divided into 36,290,322,580.64520 Class A ordinary shares with a par value of US$0.248 each and 4,032,258,064.51613 Class B ordinary shares with a par value of US$0.248 each.

Resolutions

The Board proposes to solicit shareholder approval to effect the Share Capital Increase in the form of shareholder resolution. The resolution to be put to the shareholders to consider and to vote upon at the Meeting in relation to the Share Capital Increase is:

“It is resolved as an ordinary resolution that the Company’s authorised share capital be immediately increased from US$20,000,000 divided into 72,580,645.16129030 Class A ordinary shares with a par value of US$0.248 each and 8,064,516.12903226 Class B ordinary shares with a par value of US$0.248 each to US$10,000,000,000 divided into 36,290,322,580.64520 Class A ordinary shares with a par value of US$0.248 each and 4,032,258,064.51613 Class B ordinary shares with a par value of US$0.248 each (the “Share Capital Increase”).”

Vote Required for Approval

If a quorum is present, the affirmative vote of a simple majority of the votes cast by shareholders present in person or represented by proxy and entitled to vote at the Meeting will be required to approve the Share Capital Increase.

If the Share Capital Increase Proposal is not approved, the Share Capital MoA Amendment Proposal shall not be presented to the shareholders at the Meeting for a vote.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THE PROPOSAL NO. 1 — THE SHARE CAPITAL INCREASE PROPOSAL.

PROPOSAL NO. 2
THE SHARE CAPITAL MoA AMENDMENT PROPOSAL

The Board believes that, in connection with the Share Capital Increase Proposal, it is in the best interest of the Company and the shareholders to, subject to the Share Capital Increase being approved and effected, amend the Company’s memorandum of association to reflect the Share Capital Increase. Accordingly, the Company is hereby soliciting shareholder approval, to consider and approve by way of special resolution that the Company adopt an amended and restated memorandum of association (the “A&R MoA”) which (subject to the Share Capital Increase each being approved) is expected to be in the form attached as Annex A hereto, in substitution for, and to the exclusion of, the Company’s existing memorandum of association. If the Share Capital MoA Amendment Proposal is approved by shareholders, the registered office service provider of the Company shall be instructed to file the A&R MoA and evidence of the passing of the Share Capital MoA Amendment Proposal with the Registrar of Companies in the Cayman Islands and to do and complete all other matters ancillary to such filing as may be necessary or desirable in order to give effect to amendment and restatement of the Company’s memorandum of association in the Cayman Islands.

Resolutions

The Board proposes to solicit shareholder approval to adopt the A&R MoA in the form of shareholder resolution. The resolution to be put to the shareholders to consider and to vote upon at the Meeting in relation to the A&R MoA is:

“It is resolved as a special resolution that, subject to and immediately following the Share Capital Increase being effected, the Company adopt an amended and restated memorandum of association, substantially in the form as set forth in Annex A to this proxy statement (the “A&R MoA”), in substitution for, and to the exclusion of, the Company’s existing memorandum of association, to reflect the Share Capital Increase.”

Vote Required for Approval

If a quorum is present, the affirmative vote of at least two-thirds of the votes cast by shareholders present in person or represented by proxy and entitled to vote at the Meeting will be required to approve the Share Capital MoA Amendment Proposal.

If the Share Capital MoA Amendment Proposal is not approved, the Share Capital Increase Proposal shall not be presented to the shareholders at the Meeting for a vote.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THE PROPOSAL NO. 2 — THE SHARE CAPITAL MoA AMENDMENT PROPOSAL.

PROPOSAL NO. 3
THE SHARE CONSOLIDATION PROPOSAL

General

The Board believes that it is in the best interest of the Company and the shareholders, and is hereby soliciting shareholder approval, to, conditional upon the approval of the Board in its sole discretion, with effect as of the date the Board may determine, consolidate the authorised, issued, and outstanding Shares of the Company at any one time or multiple times during a period of up to three years of the date of the Meeting, at the exact consolidation ratio and effective time as the Board may determine in its sole discretion, provided always that the accumulated consolidation ratio for all such share consolidation(s) shall not be less than 2:1 nor greater than 250:1, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company’s memorandum and articles of association with effect from such date as the Board may determine in its sole discretion.

The Share Consolidation Proposal must be approved by shareholders by way of ordinary resolution which require the affirmative vote of a simple majority of the votes cast at the Meeting by the shareholders present in person or represented by proxy and entitled to vote at the Meeting. If our shareholders approve this proposal, our Board will have the authority to determine the consolidation ratio and effective date of each Share Consolidation (subject to the limitations provided for within the proposed resolution), and arrange filing of the relevant Share Consolidation resolutions with the Cayman Islands Registrar of Companies.

Each Share Consolidation will be implemented simultaneously for all Class A Ordinary Shares and Class B Ordinary Shares. Each Share Consolidation will affect all shareholders uniformly and will have no effect on the proportionate holdings of any individual shareholder, with the exception of adjustments related to the treatment of fractional shares (see below).

Purpose of the Share Consolidation Proposal

Pursuant to the Nasdaq Marketplace Rule 5550(a)(2) (the “Minimum Bid Price Rule”), if the closing bid price of the Class A Ordinary Shares is not equal to or greater than $1.00 for 30 consecutive business days, Nasdaq will send a deficiency notice to the Company. Thereafter, if the Class A Ordinary Shares do not close at a minimum bid price of US$1.00 or more for 10 consecutive business days within 180 calendar days of the deficiency notice, Nasdaq may determine to delist the Class A Ordinary Shares.

The Board of Directors has determined that it is in the best interests of the Company to solicit the approval of the shareholders for the Board of Directors to decide whether, how and when to effect the Share Consolidation(s).

In the event the Class A Ordinary Shares were no longer eligible for continued listing on Nasdaq, the Company could be forced to seek to be traded on the OTC Bulletin Board or in the “pink sheets.” These alternative markets are generally considered to be less efficient than, and not as broad as, Nasdaq, and therefore less desirable. Accordingly, the Board believes delisting of the Class A Ordinary Shares would likely have a negative impact on the liquidity and market price of the Class A Ordinary Shares and may increase the spread between the “bid” and “ask” prices quoted by market makers.

The Board has considered the potential harm to the Company of a delisting from Nasdaq and believes that delisting could, among other things, adversely affect (i) the trading price of the Class A Ordinary Shares, and (ii) the liquidity and marketability of the Class A Ordinary Shares. This could reduce the ability of holders of the Class A Ordinary Shares to purchase or sell Class A Ordinary Shares as quickly and as inexpensively as they have done historically. Delisting could also adversely affect the Company’s relationships with customers who may perceive the Company’s business less favorably, which would have a detrimental effect on the Company’s relationships with these entities.

Furthermore, if the Class A Ordinary Shares were no longer listed on Nasdaq, it may reduce the Company’s access to capital and cause the Company to have less flexibility in responding to its capital requirements. Certain institutional investors may also be less interested or prohibited from investing in the Class A Ordinary Shares, which may cause the market price of the Class A Ordinary Shares to decline.

However, there can be no assurance that the Share Consolidation(s), if effected and completed, will result in the intended benefits, such as increasing the trading price of the Class A ordinary shares or maintaining the continued listing of the Class A Ordinary Shares on Nasdaq.

Registration and Trading of the Class A Ordinary Shares

The Share Consolidation(s) will not affect the registration of our Class A Ordinary Shares or our obligation to publicly file financial and other information with the U.S. Securities and Exchange Commission. When each Share Consolidation is implemented, our Class A Ordinary Shares will begin trading on a post-consolidation basis on its effective date, which we will confirm by press release. In connection with the Share Consolidation(s), the CUSIP number of our Class A Ordinary Shares (which is an identifier used by participants in the securities industry to identify our Class A Ordinary Shares) will change.

Fractional Shares

No fractional Class A Ordinary Shares or Class B Ordinary Shares will be issued to any shareholders in connection with the Share Consolidation(s). Any fractional shares resulting from the Share Consolidation shall be rounded up such that each shareholder will be entitled to receive one Class A Ordinary Share or Class B Ordinary Share (as relevant) in lieu of the fractional share that would have resulted from the Share Consolidation(s).

Authorized Shares

Upon each Share Consolidation becoming effective, the Company’s authorised but unissued share capital will be consolidated at the same ratio as the Company’s outstanding shares. This will result in the Company having a fewer number of authorized but unissued shares available for issue.

Street Name Holders of Ordinary Shares

The Company intends for the Share Consolidation(s) to treat shareholders holding Ordinary Shares in street name through a nominee (such as a bank or broker) in the same manner as shareholders whose shares are registered in their names. Nominees will be instructed to effect the Share Consolidation(s) for their beneficial holders. However, nominees may have different procedures. Accordingly, shareholders holding Ordinary Shares in street name should contact their nominees.

Share Certificates

Mandatory surrender of share certificates by our shareholders is not required. The Company’s transfer agent will adjust the record books of the Company, including the Company’s register of members, to reflect each Share Consolidation as of its Effective Date. New share certificates will not be mailed to shareholders.

Resolutions

The Board proposes to solicit shareholder approval for the Share Consolidation Proposal in the form of shareholder resolutions. The resolutions to be put to the shareholders to consider and to vote upon at the Meeting in relation to the Share Consolidation Proposal are:

“It is resolved as an ordinary resolution that:

a.	conditional upon the approval of the board of directors of the Company (the “Board”) in its sole discretion, with effect as of the date the Board may determine (the “Effective Date”):

(i)	the authorised, issued, and outstanding Class A ordinary shares and Class B ordinary shares of the Company (collectively, the “Shares”) be consolidated at any one time or multiple times during a period of up to three years of the date of the Meeting, at the exact consolidation ratio and effective time as the Board may determine in its sole discretion, provided always that the accumulated consolidation ratio for all such share consolidation(s) (together, “Share Consolidations,” and each a “Share Consolidation”) shall not be less than 2:1 nor greater than 250:1, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company’s memorandum and articles of association;

(ii)	no fractional Shares be issued in connection with the Share Consolidation(s) and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon the Share Consolidation(s), the total number of Shares to be received by such shareholder be rounded up to the next whole Share; and

(iii)	any change to the Company’s authorised share capital in connection with, and as necessary to effect, the Share Consolidation(s) be and is hereby approved, such amendment to be determined by the Board in its sole discretion; and

b.	any one director or officer of the Company be and is hereby authorised, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out and give effect to the Share Consolidation(s), if and when deemed advisable by the Board in its sole discretion.

Vote Required for Approval

If a quorum is present, the affirmative vote of a simple majority of the votes cast by shareholders present in person or represented by proxy and entitled to vote at the Meeting will be required to approve the Share Consolidation.

If the Share Consolidation Proposal is not approved, the Share Consolidation M&A Amendment Proposal shall not be presented to the shareholders at the Meeting for a vote.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THE PROPOSAL NO. 3 — THE SHARE CONSOLIDATION PROPOSAL.

PROPOSAL NO. 4
THE SHARE CONSOLIDATION M&A AMENDMENT PROPOSAL

General

The Board believes that, in connection with the Share Consolidation Proposal, it is in the best interest of the Company and the shareholders to, subject to the Share Consolidation(s) being approved and effected, amend the Company’s memorandum and articles of association to reflect the Share Consolidation(s). Accordingly, the Company is hereby soliciting shareholder approval, to consider and approve by way of special resolution that the Company adopt an amended and restated memorandum and articles of association (the “Proposed A&R M&A”) to reflect the revised share capital of the Company upon the effectiveness of each Share Consolidation, in substitution for, and to the exclusion of, the Company’s existing memorandum and articles of association. If the Share Consolidation M&A Amendment Proposal is approved by shareholders, the registered office service provider of the Company shall be instructed to file the Proposed A&R M&A and evidence of the passing of the Share Consolidation M&A Amendment Proposal with the Registrar of Companies in the Cayman Islands and to do and complete all other matters ancillary to such filing as may be necessary or desirable in order to give effect to amendment and restatement of the Company’s memorandum and articles of association in the Cayman Islands.

Resolution

The Board proposes to solicit shareholder approval to effect the Share Consolidation M&A Amendment Proposal in the form of a shareholder resolution. The resolution to be put to the shareholders to consider and to vote upon at the Meeting in relation to the Share Consolidation M&A Amendment Proposal is:

“It is resolved as a special resolution that, subject to and immediately following each Share Consolidation being effected, the Company adopt an amended and restated memorandum and articles of association in substitution for, and to the exclusion of, the Company’s existing memorandum and articles of association, to reflect such Share Consolidation”

Vote Required for Approval

If a quorum is present, the affirmative vote of at least two-thirds of the votes cast by shareholders present in person or represented by proxy and entitled to vote at the Meeting will be required to approve the Share Consolidation MoA Amendment Proposal.

If the Share Consolidation MoA Amendment Proposal is not approved, the Share Consolidation Proposal shall not be presented to the shareholders at the Meeting for a vote.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THE PROPOSAL NO. 4 — THE SHARE CONSOLIDATION MoA AMENDMENT PROPOSAL.

PROPOSAL NO. 5
THE ADJOURNMENT PROPOSAL

This proposal, if approved, will allow the chairman of the Meeting to adjourn the Meeting to a later date or dates or sine die, if necessary or desirable, in the opinion of the directors, to permit further solicitation and vote of proxies if, at the time of the Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals. The Adjournment Proposal will only be presented to our shareholders at the discretion of the Board in the event, based on the tabulated votes, there are not sufficient votes for, or otherwise in connection with, the approval of the other proposals at the time of the Meeting.

Vote Required for Approval

If a quorum is present, a resolution passed by a simple majority of the votes cast by shareholders present in person or by proxy and entitled to vote at the Meeting will be required to approve the Adjournment Proposal.

Resolution

The Board proposes to solicit shareholder approval to effect the Adjournment Proposal, if so presented to the Meeting, in the form of a shareholder resolution. The resolution to be put to the shareholders to consider and to vote upon at the Meeting in relation to the Share Consolidation M&A Amendment Proposal is:

“It is resolved as an ordinary resolution that, the extraordinary general meeting of the Company be adjourned to a later date or dates or sine die, if necessary or desirable, in the opinion of the directors, to permit further solicitation and vote of proxies if, at the time of the extraordinary general meeting of the Company, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.”

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THE PROPOSAL NO. 5 — THE ADJOURNMENT PROPOSAL.

OTHER MATTERS

The Board is not aware of any other matters to be submitted to the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board may recommend.

By order of the Board of Directors

June 9, 2026	/s/ Weiguang Yang
Weiguang Yang
Chairman of the Board of Directors

ANNEX A

ZHONGCHAO INC.

Amended and Restated Memorandum of Association
(Adopted by special resolution passed on [●] 2026)

ZHONGCHAO INC.

Companies Act (as revised)
Company Limited by Shares
Amended and Restated Memorandum of Association
(Adopted by special resolution on [●] 2026)

1	Company Name

The name of the Company is ZHONGCHAO INC..

2	Registered Office

The registered office of the Company will be situate at Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands or at such other place as the Directors may from time to time decide.

3	Objects

The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by law as provided by Section 7(4) of the Companies Act (as revised).

4	Powers of Company

Except as prohibited or limited by the Companies Act (as revised) (as amended from time to time) and subject to the rules and regulations of the trading market on which the Company’s outstanding shares then trade, if any, the Company shall have and be capable of from time to time and all times exercising any and all of the powers at any time or from time to time exercisable by a natural person or body corporate in doing in any part of the world whether as principal, agent, contractor or otherwise whatever may be considered by it necessary for the attainment of its objects and whatever else may be considered by it as incidental or conducive thereto or consequential thereon, including, but without in any way restricting the generality of the foregoing, the power to make any alterations or amendments to this memorandum of association and the articles of association of the Company and the power to pay all expenses of and incidental to the promotion, formation and incorporation of the Company; to register the Company to do business in any other jurisdiction; to sell, lease or dispose of any property of the Company; to draw, make, accept, endorse, discount, execute and issue promissory notes, debentures, bills of exchange, bills of lading, options, warrants and other negotiable or transferable instruments; to lend money or other assets and to act as guarantors; to borrow or raise money on the security of the undertaking or on all or any of the assets of the Company or without security; to invest monies of the Company in such manner as the directors determine; to promote other companies; to sell the undertaking of the Company for cash or any other consideration; to distribute assets in specie to shareholders of the Company; to make charitable or benevolent donations; to pay pensions or gratuities or provide other benefits in cash or kind to directors, officers, employees, past or present, and their families; to carry on any trade or business and generally to do all acts and things which, in the opinion of the Company or the directors, may be conveniently or profitably or usefully acquired and dealt with, carried on, executed or done by the Company in connection with the business aforesaid.

Annex A-1

5	Limited Liability

The liability of each member is limited to the amount from time to time unpaid on such member’s shares.

6	Authorised Capital

The share capital of the Company is US$10,000,000,000 divided into 36,290,322,580.64520 Class A ordinary shares with a par value of US$0.248 each and 4,032,258,064.51613 Class B ordinary shares with a par value of US$0.248 each, provided always that the Company acting by its board of directors shall have power to purchase and/or redeem any or all of such shares and to increase or reduce the said capital of the Company and to sub-divide or consolidate the said shares or any of them subject to the provisions of the Companies Act, the articles of association and the rules of the applicable trading market on which the capital is then traded and to issue all or any part of its capital whether original, purchased, redeemed, increased or reduced with or without any preference, priority or special privilege or subject to any restrictions whatsoever and so that unless the conditions of issue shall otherwise expressly provide every issue of shares whether stated to be ordinary, preference or otherwise shall be subject to the powers on the part of the Company hereinbefore provided.

7	Part VII of the Companies Act (as revised)

If the Company is registered as an exempted company in accordance with Part VII of the Companies Act (as revised), the Company will comply with the provisions of such law relating to exempted companies and, subject to the provisions of the Companies Act and the Articles of Association, it shall have the power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

8	Amendment

The Company shall have power to amend this memorandum of association by special resolution.

Annex A-2

Signature [PLEASE SIGN WITHIN BOX] Date Signature (Joint Owners) Date TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: KEEP THIS PORTION FOR YOUR RECORDS DETACH AND RETURN THIS PORTION ONLY THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. T01272 - TBD 1. 4. 3a. 5. Proposal No . 4 — The Share Consolidation M&A Amendment Proposal : to consider and, if thought fit, pass the following special resolution : It is resolved as a special resolution that, subject to and immediately following each Share Consolidation being effected, the Company adopt an amended and restated memorandum and articles of association in substitution for, and to the exclusion of, the Company’s existing memorandum and articles of association, to reflect such Share Consolidation . Proposal No . 5 — The Adjournment Proposal : to consider and, if thought fit, pass the following ordinary resolution : It is resolved, as an ordinary resolution, to adjourn the Meeting to a later date or dates or sine die, if necessary or desirable, in the opinion of the directors, to permit further solicitation and vote of proxies if, at the time of the Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals . 3b. conditional upon the approval of the board of directors of the Company (the "Board") in its sole discretion, with effect as of the date the Board may determine (the "Effective Date") : (i) the authorised, issued, and outstanding Class A ordinary shares and Class B ordinary shares of the Company (collectively, the "Shares") be consolidated at any one time or multiple times during a period of up to three years of the date of the Meeting, at the exact consolidation ratio and effective time as the Board may determine in its sole discretion, provided always that the accumulated consolidation ratio for all such share consolidation(s) (together, "Share Consolidations," and each a "Share Consolidation" ) shall not be less than 2 : 1 nor greater than 250 : 1 , with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company’s memorandum and articles of association ; (ii) no fractional Shares be issued i n connection with the Share Consolidation(s) and, in the event that a shareholder would otherwise be entitle d to receive a fractional Share upon the Share Consolidation(s), the total number of Shares to be received by such shareholder be rounded up to the next whole Share ; and (iii) any change to the Company’s authorised share capital in connection with, and as necessary to effect, the Share Consolidation(s) be and is hereby approved, such amendment to be determined by the Board in its sole discretion ; and any one director or officer of the Company be and is hereby authorised, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out and give effect to the Share Consolidation(s), if and when deemed advisable by the Board in its sole discretion . 2. 3. Proposal No . 1 — The Share Capital Increase Proposal : to consider and, if thought fit, pass the following ordinary resolution : It is resolved, as an ordinary resolution, that the authorised share capital of the Company be immediately increased from US $ 20 , 000 , 000 divided into 72 , 580 , 645 . 16129030 Class A ordinary shares with a par value of US $ 0 . 248 each and 8 , 064 , 516 . 12903226 Class B ordinary shares with a par value of US $ 0 . 248 each to US $ 10 , 000 , 000 , 000 divided into 36 , 290 , 322 , 580 . 64520 Class A ordinary shares with a par value of US $ 0 . 248 each and 4 , 032 , 258 , 064 . 51613 Class B ordinary shares with a par value of US $ 0 . 248 each (the "Share Capital Increase") . Proposal No . 2 — The Share Capital MoA Amendment Proposal : to consider and, if thought fit, pass the following special resolution : It is resolved as a special resolution that, subject to and immediately following the Share Capital Increase being effected, the Company adopt an amended and restated memorandum of association in the form as set forth in Annex A to the proxy statement in substitution for, and to the exclusion of, the Company’s existing memorandum of association, to reflect the Share Capital Increase . Proposal No . 3 — The Share Consolidation Proposal : to consider and, if thought fit, pass the following ordinary resolution : It is resolved as an ordinary resolution that : NOTE : Such other business as may properly come before the meeting or any adjournment thereof. ZHONGCHAO INC. The Board of Directors recommends you vote FOR the following proposals: Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer. Abstain Against For O O O O O O O O O For Against Abstain O O O O O O SCAN TO VIEW MATERIALS & VOTE ڀ BROADRIDGE CORPORATE ISSUER SOLUTIONS P.O. BOX 1342 BRENTWOOD, NY 11717 VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above Use the Internet to transmit your voting instructions and for electronic delivery of information . Vote by 11 : 59 P . M . ET on June 17 , 2026 . Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form . ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e - mail or the Internet . To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years . VOTE BY PHONE - 1 - 800 - 690 - 6903 Use any touch - tone telephone to transmit your voting instructions . Vote by 11 : 59 P . M . ET on June 17 , 2026 . Have your proxy card in hand when you call and then follow the instructions . VOTE BY MAIL Mark, sign and date your proxy card and return it in the postage - paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717 .

T01273 - TBD Important Notice Regarding the Availability of Proxy Materials for the Extraordinary General Meeting: The Notice and Proxy Statement is available at www.proxyvote.com . ZHONGCHAO INC. Extraordinary General Meeting of Shareholders June 18, 2026 This proxy is solicited by the Board of Directors The shareholder(s) hereby appoint(s) (Appointee) or, if no person is otherwise specified, Mr . Weiguang Yang, as proxies, with the power to represent and to vote, as designated on the reverse side of this ballot, all of the ordinary shares of ZHONGCHAO INC . that the shareholder(s) is/are entitled to vote at the Extraordinary General Meeting of shareholders(s) to be held at 9 : 00 a . m . , ET on June 18 , 2026 , at offices of Robinson & Cole LLP located at 666 Third Avenue, 20 th Floor, New York, NY 10017 , and any adjournment or postponement thereof . This proxy, when properly executed, will be voted in the manner directed herein . If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations . Continued and to be signed on reverse side